Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-157296

TERM SHEET

Dated January 31, 2012

Issuer:	Japan Finance Corporation (JFC)

Security:	2.125% Guaranteed Bonds due February 7, 2019

Ratings:	Moody’s: Aa3/stable outlook; S&P: AA-/negative outlook Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	US$1,250,000,000

Denomination:	US$200,000 x US$1,000

Pricing Date:	January 31, 2012

Settlement Date:	February 7, 2012

Maturity Date:	February 7, 2019

Coupon:	2.125% (Semi-annual, 30/360)

Interest Payment Dates:	February 7 and August 7 of each year, commencing August 7, 2012 and ending February 7, 2019.

Redemption after the Occurrence of a Tax Event:	JFC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JFC is required to pay, as described in the prospectus supplement

Price to Public:	99.722%

Underwriting Discount:	0.150%

Proceeds, before Expenses, to JFC:	99.572%

Benchmark U.S. Treasury:	1.250% due January 31, 2019

Benchmark Yield:	1.273%

Spread:	89.5bps

Yield:	2.168%

Joint Lead Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities Ltd. Nomura Securities International, Inc.

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (International global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS0742383788

International Global Bond Common Code:	074238378

DTC Global Bond ISIN:	US471065AJ12

DTC Global Bond CUSIP:	471065AJ1

Use of Proceeds:	The net proceeds of the issue of the bonds will be used solely and exclusively for the operations of Japan Bank for International Cooperation or “JBIC”, the international arm of JFC.

Governing Law:	New York

Listing:	London Stock Exchange’s Regulated Market

You can access JFC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

http://www.sec.gov/Archives/edgar/data/1109604/000119312512030737/d277947d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a “Gross Recipient” as defined on page S-3 of the foregoing prospectus supplement.

JFC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JFC has filed with the SEC for more complete information about JFC and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JFC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at +1-800-503-4611 (toll free from the United States).